Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HSBC USA Inc.:

We consent to the use of our report dated March 3, 2006, with respect to the consolidated balance sheets of HSBC USA Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and the consolidated balance sheets of HSBC Bank USA, National Association and subsidiaries as of December 31, 2005 and 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

New York, New York
April 5, 2006